SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934
(Amendment No. 11)*

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.13 per share	M7524R108
(Title of class of securities)	(CUSIP number)

Tom S. Wyler
c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel
Telephone: (972) 9–9709288

(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Tom S. Wyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,880,534
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 9,880,534
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 9,880,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.54%(*)
14	TYPE OF REPORTING PERSON: IN

(*) Based on 19,168,808 Ordinary Shares outstanding as of June 29, 2011 (such number includes (i) options to purchase 100,000 Ordinary Shares, which are currently exercisable or exercisable within 60 days of June 29, 2011 and which are held by or for the benefit of Tom S. Wyler and, (ii) 10,000 vested restricted shares  held by or for the benefit of Tom S. Wyler. Such number excludes (i) 329,473 Ordinary Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 26,000 Ordinary Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of June 29, 2011 or within 60 days thereafter).

Item 1.                 Security and Issuer

This Schedule 13D supplements information disclosed by Mr. Tom S. Wyler (the “Reporting Person”) on Amendment No. 10 (“Amendment No. 10”) to the statement on Schedule 13D filed on September 10, 2009, by Tom S. Wyler, relating to Ordinary Shares, nominal value NIS 0.13 per share (the “Ordinary Shares”), of Optibase Ltd., a company organized under the laws of Israel (the “Issuer”). Amendment No. 10 related to a Schedule 13D originally filed on March 26, 2001 (the “Statement”), which was amended by Amendment No. 1 filed on May 10, 2001, Amendment No. 2 filed on May 21, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on July 18, 2001, Amendment No. 5 filed on November 25, 2003, Amendment No. 6 filed on June 9, 2005, Amendment No. 7 filed on July 12, 2006, Amendment No. 8 filed on June 25, 2008 and Amendment No. 9 filed on August 18, 2008 (“Amendment No. 9”).  The Statement was originally filed on behalf of Tom S. Wyler, Arthur Mayer-Sommer and Festin Management Corp. (“Festin”).

As reported in Amendment No. 10, Festin transferred 1,800,000 Ordinary Shares and 1,200,000 Ordinary Shares, which constituted all of its holdings, to Tom S. Wyler and Arthur Mayer-Sommer, respectively, who were Festin’s sole shareholders.  In addition, Mr. Wyler has been granted options to purchase an aggregate of 300,000 Ordinary Shares, of which 200,000 options expired and 100,000 options are fully vested.  Mr. Wyler also purchased an additional 601,838 Ordinary Shares from Moshe Namdar. Furthermore, on February 1, 2008, February 1, 2009 and February 1, 2010 Mr. Wyler received 4,000 Restricted Shares from the Issuer totaling in 12,000 Restricted Shares, of which 10,000 Restricted Shares are vested.  In addition, on June 18, 2008, Mr. Wyler purchased an additional 2,816,901 Ordinary Shares in a private placement by the Issuer.  In August 2008, Mr. Wyler purchased an additional 1,267,709 Ordinary Shares from MKM Longboat Multi-Strategy Master Fund Ltd.

The purpose of this Schedule 13D is to report additional purchases of 2,500,000 Ordinary Shares by Mr. Wyler, and is being filed solely on behalf of Mr. Wyler as the Reporting Person.

Item 2.                 Identity and Background.

Mr. Wyler currently serves as President of the Registrant. Mr. Wyler’s business address is c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel. Mr. Wyler, in the last five years, has not been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wyler is a citizen of Switzerland.

Item 3.                  Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 10, Mr. Wyler purchased 2,500,000 Ordinary Shares (the “Additional Shares”) that were issued by the Company in a private placement that was approved by the shareholders of the Company on May 5, 2011, for a total consideration of $5,000,000. The source of funds for the consideration for the Additional Shares was a loan from GESAFI Real Estate S.A. (The "Lender"). The Lender will charge interest on the day to day balance outstanding under the loan at a rate of 4% per annum. The Loan Agreement is filed as an Exhibit hereto. The Additional Shares were pledged to the Lender to guarantee repayment of the Loan pursuant to a Deed of Pledge filed as an Exhibit hereto.

Item 4.                  Purpose of Transaction.

The Reporting Person purchased the Ordinary Shares because he determined that such shares may present significant opportunities for realization of increased shareholder value. The Reporting Person specifically reserves the right to continue to acquire Ordinary Shares from time to time in the open market or otherwise and to sell any Ordinary Shares at any time and from time to time in the open market or otherwise. In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders the Issuer matters that may be of common concern.  No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

Except as set forth in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.                  Interest in Securities of the Issuer.

(a)  Tom S. Wyler is the beneficial owner of 9,880,534 Ordinary Shares (such number includes (i) options to purchase 100,000 Ordinary Shares, which are currently exercisable or exercisable within 60 days of June 29, 2011 and, (ii) 10,000 vested restricted shares), or approximately 51.54% of the total outstanding Ordinary Shares (based on the number of Ordinary Shares outstanding as of June 29, 2011 of 19,168,808 (such number includes (i) options to purchase 100,000 Ordinary Shares, which are currently exercisable or exercisable within 60 days of June 29, 2011 and, (ii) 10,000 vested restricted shares, such number excludes (i) 329,473 Ordinary Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 26,000 Ordinary Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of June 29, 2011 or within 60 days thereafter).  This number does not include 2,000 restricted shares which have not yet vested and which are held by or for the benefit of Tom S. Wyler.

(b)  Tom S. Wyler has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 9,880,534 Ordinary Shares referred to above.

(c)  No transactions have been effected by the Reporting Person in the open market on the Nasdaq Global Market in the Ordinary Shares since the filing of Amendment No. 10.  Exhibit 99.9, reattached hereto and incorporated herein by reference, is resubmitted to include transactions effected by the Reporting Person in the open market on the Nasdaq Global Market in the Ordinary Shares between the filing of Amendment No. 9 and Amendment No. 10 and which mistakenly omitted.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of the Issuer.

Item 7.                 Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

*99.1	Loan Agreement dated May 27, 2006 between Reporting Person and Equilex Trust Reg. as Trustee of the Capri Trust (the “Trust”).

*99.2	Deed of Pledge between the Trust and the Reporting Person relating to 601,838 Ordinary Shares.

*99.3	Deed of Pledge between the Trust and the Reporting Person relating to 1.8 million Ordinary Shares.

*99.4	Share Purchase Agreement between the Issuer and the Reporting Person dated May 6, 2008.

*99.5	Loan Agreement dated June 18, 2008 between Reporting Person and the Trust.

*99.6	Deed of Pledge between the Trust and the Reporting Person relating to 2.8 million Ordinary Shares.

*99.7	Loan Agreement dated August 14, 2008 between Reporting Person and the Trust.

*99.8	Deed of Pledge between the Trust and the Reporting Person relating to 1.27 million Ordinary Shares.

99.9	Information concerning transactions in the Ordinary Shares effected by the Reporting Person.

99.10	Loan Agreement dated May 26, 2011 between Reporting Person and the Lender.

99.11	Deed of Pledge between the Lender and the Reporting Person relating to 2.5 million Ordinary Shares.

_____________________________
* Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Tom. S. Wyler
Tom S. Wyler

June 30, 2011